UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
FTN Network Group Inc.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      April 21, 2022

Physical address of issuer
864 Grand Avenue, Suite 1033, San Diego, California 92109

Website of issuer
www.ftnfantasy.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
SAFE

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,235,000

Deadline to reach the target offering amount
February 8, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	107,443	93,660
Cash & Cash Equivalents	58,116	38,917
Accounts Receivable	48,614	38,917
Short-term Debt	409,552	224,970
Long-term Debt	0	1,225
Revenues/Sales	$1,198,084	377,757
Cost of Goods Sold	1,355,865	578,766
Taxes Paid	0	0
Net Income (Loss)	(875,719)	(450,035)

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
December 7, 2022

FTN Network Group Inc.



Up to $1,235,000 of SAFE's

FTN Network Group Inc., "FTN Network" (the "Company", "we", "us", or "our"), is offering up to $1,235,000 worth of SAFE's of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by February 8, 2023, (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $75,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by January 25, 2023 (the "Campaign End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Campaign End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,235,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such statements or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at www.ftnfantasy.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: www.seedinvest.com/offerings

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

FTN Network Group Inc. ("the Company") is a Delaware Corporation, incorporated on April 21, 2022.

The Company is located at 864 Grand Avenue, Suite 1033, San Diego, California 92109.
.

The Company's website is www.ftnfantasy.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under www.seedinvest.com/offerings and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,235,000
Purchase price per Security	Determined in conjunction with a broker-dealer: Not Applicable.
Minimum investment amount per investor	$1,000
Offering deadline	February 8, 2023
Use of proceeds	See the description of the use of proceeds on page 11
Voting Rights	See the description of the voting rights on page 11hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage

companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The balance sheet lending market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, re-initiate payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

You are investing in a SAFE, not a convertible note. A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFE's in particular, again, there is no interest and no maturity, and repayment is not required.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company has outstanding liabilities in the form of SAFEs. The Company has issued $485,000 SAFEs in 2022 for total principal approximately $4855,000. The issued SAFEs have a valuation cap of $14,500,000.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Kevin Adams, Stefano Vaccarino and Jeff Ratcliffe. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Governmental regulation and associated legal uncertainties may adversely affect the Company's business. Many of the services that the Company offers are regulated by federal and state governments, and its ability to provide these services is and will continue to be affected by government regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require the Company to incur significant compliance costs, cause the development of the affected markets to become impractical and otherwise have a material adverse effect on the business, results of operations and financial condition. In addition, its business strategy involves expansion into regions around the world, many of which have different legislation, regulatory environments, tax laws and levels of political stability. Compliance with foreign legal, regulatory or tax requirements will place demands on the Company's time and resources, and it may nonetheless experience unforeseen and potentially adverse legal, regulatory or tax consequences.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company does not have formal advisor agreements in place with listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous duties and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into. The Company may have Contributor Agreements in place with some of its advisors.

The total amount raised may include investments made outside of the SeedInvest platform via Regulation D, none which are counting towards the escrow amount. Approximately $485,000 has been raised prior to the launch of the SeedInvest campaign. There is no guarantee that the Company has this cash available for operations as of the date of launch. See balance sheet for current cash balance.

The Company's SAFE is being offered without a discount. A discount sets a percentage reduction at which the SAFE may convert relative to the next qualified financing. If conversion based on the Valuation Cap of your SAFE does not offer a more favorable conversion price, your SAFE will convert at the same price as shares being sold to new investors in the next qualified financing, and you will not receive a beneficial conversion price for having invested earlier in the Company.

Risks Related to the Securities

The SAFE's will not be freely tradable until one year from the initial purchase date. Although the SAFE's may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the SAFE's. Because the SAFE's have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the SAFE's have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the SAFE's may also adversely affect the price that you might be able to obtain for the SAFE's in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling SAFE's that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the SAFE's reach their maturity date, investors (by a decision of the SAFE's holders holding a majority of the principal amount of the outstanding SAFE's) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the SAFE's into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes

convert because they have reached their maturity date, the notes will convert based on a $$14,500,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 0%, or based on a $$14,500,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $$14,500,000 valuation cap, so you should not view the $$14,500,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the SAFE's. The SAFE's is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the SAFE's can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business

FTN is a fantasy sports, sports betting and data company helping fantasy sports enthusiasts, sports bettors and data professionals succeed under one umbrella network. FTN Network is a multi-site iGaming affiliate, fantasy sports, sports betting subscription platform and sports data provider built to increase user success rates through the use of proprietary data, tools, and content.

Business Plan

FTN is a fantasy sports, sports betting and data company helping fantasy sports enthusiasts, sports bettors and data professionals succeed under one umbrella network. There are four FTN websites, with three of them acting as B2C "freemium" subscription sites (FTNFantasy.com, FTNDaily.com, FTNBets.com). Aside from subscriptions, FTN Fantasy, FTN Daily and FTN Bets generate revenue through partnerships, sponsorships and by driving sportsbook affiliate signups. The fourth site on the Network is FTNData.com, which is currently building out the infrastructure to scale to multiple sports and license their data to other websites, sports books and professional sports teams. Currently FTN Data is a full-service NFL data company with a mission to provide reliable, accurate and affordable data to other businesses.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 20.8% of the proceeds, or $15,625, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.31% of the proceeds, or $102,625, towards offering expenses.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Digital Marketing	70%	70%	70%
Tech Development	15%	15%	15%

FTN Data Team	15%	15%	15%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Kevin Adams	Director, CEO, Secretary	Oversee all operations
Stefano Vaccarino	Director, COO & CMO	Oversee operations and marketing
Jeff Ratcliffe	President	Oversee day to day activities and content

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Anti - Dilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	11,236,800	Ordinary	N/A	N/A	93.862%	N/A
Common Warrants	121,000	N/A	N/A	N/A	1.088%	N/A
Common Options - Issued	125,926	N/A	N/A	N/A	1.132%	N/A
Common Options - Available	435,874	N/A	N/A	N/A	3.918%	N/A
SAFE Notes	$374,000	N/A	N/A	N/A	0%	N/A
Convertible Notes	$220,000	N/A	N/A	N/A	0%	N/A

Other than $220,000 in outstanding convertible notes , the Company has no current, outstanding debt agreements or long-term liabilities. The Company has short-term liabilities consisting of balances of accounts payable, credit cards, and factoring liabilities.

Ownership
Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Touhy Capital LLC	2,239,000 Common Stock	21.21%
RLA Wealth Management Inc.	2,742,125 Common Stock	24.40%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

FTN Network, LLC (which may be referred to as the "Company", "we," "us," or "our") was originally registered in Delaware on February 18, 2020 under the name Fade The Noise, LLC. On May 26, 2021, the Company changed its name to FTN Network, LLC. The Company is a one-stop shop for all things fantasy sports and sports betting. The Company provides in-depth entertainment and analysis from industry-leading experts while developing unique user friendly tools to help optimize success. The Company's headquarters are in San Diego, CA. The Company began operations in 2020. On April 21, 2022, the Company's members agreed to a contribution and exchange agreement with FTN Network Group Inc. Since inception, the Company has relied on contributions from owners to fund its operations. As of December 31, 2021, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 6), additional capital raises, and funds from revenue producing activities, if and when such can be realized.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $190,447 in cash on hand as of October 31, 2022 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing. The SAFE's are being offered with a valuation cap of $14,500,000..

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	May 21, 2020	506b	Preferred Equity	$55,000	Funding continuing operations
Bridge-1	January 15, 2021	506b	Preferred Equity	$450,000	Funding continuing operations
Bridge-2	September 27, 2021	506b	Preferred Equity	$875,000	Funding continuing operations
Bridge-3	January 2022	4(a)(2)	Convertible Note	$220,000	Funding continuing operations
Bridge-4	August 12, 2022	4(a)(2)	SAFE Note	$384,000	Funding continuing operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The SAFE's sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000.
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the SAFE's sold in this Offering will convert will be:

- At a discount of 0% to the price in the qualified equity financing, subject to a 14,500,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the SAFE's plus accrued unpaid interest, or the amount of stock the SAFE's would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $14,500,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the SAFE's accrue an annual interest rate of 0%.

The securities into which the SAFE's in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $25,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

The SAFE'sCrowd Notes in the Regulation D offering convert under similar terms to the SAFE's in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the SAFE's. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

Dilution
Even once the SAFE's converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is

a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company may have funds advanced from or to affiliated entities over the course of normal business. As of December 31, 2021 the Company had a receivable due from FTN Data and FTN Bets for $37,834 and $11,021, respectively. As of December 31, 2020 the Company had a payable to FTN Data for $1,225 which was paid in 2021. Advances to and from affiliates are non-interest bearing.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your SAFE's. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let

SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

    1. To the Company that sold the Securities
    2. To an accredited investor
    3. As part of an Offering registered with the SEC (think IPO)
    4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

<center>**SIGNATURE**</center>

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

xKevin Adams
_____
(Signature)

Kevin Adams
_____
(Name)

Founder, CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

xKevin Adams
_____
(Signature)

Kevin Adams
_____
(Name)

Founder, CEO
_____
(Title)

12/8/2023
_____
(Date)

xStefano Vaccarino
_____
(Signature)

Stefano Vaccarino
_____
(Name)

CMO
_____
(Title)

12/8/2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

FTN Network Group Inc.

(a Delaware Corporation;
formerly known as FTN Network LLC)

Unaudited Financial Statements

Period of February 18, 2020 (inception)
through December 31, 2021

Reviewed by:



TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Financial Statements

FTN Network Group Inc.

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

October 17, 2022

To: Board of Directors of FTN Network Group Inc.
        Attn: Kevin Adams, CEO

Re: 2021-2020 Financial Statement Review

We have reviewed the accompanying financial statements of FTN Network Group Inc. (the "Company", previously known as Fade The Noise LLC and FTN Network LLC), which comprise the balance sheet as of December 31, 2021 and December 31, 2020 and the related statements of income, equity, and cash flows for the period of February 18, 2020 (inception) through December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of FTN Network Group Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

FTN Network Group, Inc. (f.k.a FTN Network LLC)
BALANCE SHEETS
December 31, 2021 and 2020
(Unaudited)

ASSETS		2021		2020
Current Assets				
Cash and cash equivalents	$	58,116	$	54,243
Accounts Receivable		48,614		38,917
Prepaid expenses		713		500
Total Current Assets		**107,443**		**93,660**
Property and Equipment				
Computers and equipment		3,000		3,000
Accumulated depreciation		(1,500)		(500)
Net Property and Equipment		**1,500**		**2,500**
Other Assets				
Due from affiliates		48,855		-
Total Other Assets		**48,855**		**-**
Total Assets	$	**157,798**	$	**96,160**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities				
Accounts payable	$	54,367	$	-
Accrued wages and content		115,782		83,810
Credit cards		863		769
Deferred revenue		238,540		140,391
Total Current Liabilities		**409,552**		**224,970**
Long-Term Liabilities				
Due to affiliates		-		1,225
Total Long-Term Liabilities		**-**		**1,225**
Total Liabilities		**409,552**		**226,195**
Members' equity				
Members' capital		1,049,000		320,000
Additional members' capital - warrants		25,000		-
Retained earnings (Accumulated deficit)		(1,325,754)		(450,035)
Total Members' Equity (Deficit)		**(251,754)**		**(130,035)**
Total Liabilities and Members' Equity	$	**157,798**	$	**96,160**

The accompanying footnotes are an integral part of these financial statements.

FTN Network Group, Inc. (f.k.a FTN Network LLC)
INCOME STATEMENTS
For the Periods Ended December 31, 2021 and 2020
(Unaudited)

	2021	2020
Revenues		
Subscriptions	$ 769,324	$ 316,310
Advertising	272,164	51,922
Affiliate sales	97,547	-
Content sales	59,050	9,525
Total Revenues	**1,198,084**	**377,757**
Cost of Sales		
Content	929,476	339,633
Development	394,783	211,768
Other	31,606	27,365
Total Cost of Sales	**1,355,865**	**578,766**
Gross Profit (Loss)	**(157,781)**	**(201,009)**
Operating Expenses		
Advertising	200,700	63,484
General and administrative	8,774	5,840
Salaries and bonuses	352,691	127,106
Professional fees	154,780	52,096
Depreciation	1,000	500
Total Operating Expenses	**717,944**	**249,026**
Other Income		
Other income/(expense)	6	-
Total Other Income	**6**	**-**
Net Income (Loss)	**$ (875,719)**	**$ (450,035)**

The accompanying footnotes are an integral part of these financial statements.

FTN Network Group, Inc. (f.k.a FTN Network LLC)
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the Periods Ended December 31, 2021 and 2020
(Unaudited)

	Members' Capital Contributions	Additional Members' Capital - Warrants	Retained Earnings/ (Accumulated Deficit)	Total Members' Equity (Deficit)
Balance as of February 18, 2020 (inception)	$ -	$ -	$ -	$ -
Issuance of Member Units	320,000	-	-	320,000
Net loss	-	-	(450,035)	(450,035)
Balance as of December 31, 2020	320,000	-	(450,035)	(130,035)
Issuance of Member Units	1,016,500	-	-	1,016,500
Redemption of Member Units	(287,500)	-	-	(287,500)
Issuance of Warrants	-	25,000	-	25,000
Net loss	-	-	(875,719)	(875,719)
Balance as of December 31, 2021	$ 1,049,000	$ 25,000	$ (1,325,754)	$ (251,754)

The accompanying footnotes are an integral part of these financial statements.

FTN Network Group, Inc. (f.k.a FTN Network LLC)
STATEMENTS OF CASH FLOWS
For the Periods Ended December 31, 2021 and 2020
(Unaudited)

	2021	2020
Cash Flows from Operating Activities		
Net Income (Loss)	$ (875,719)	$ (450,035)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation expense	1,000	500
Changes in operating assets and liabilities:		
Accounts receivable	(9,697)	(38,917)
Prepaid expenses	(213)	(500)
Accounts payable	54,367	-
Accrued wages	31,972	83,810
Credit cards	94	769
Deferred revenue	98,149	140,391
Net cash provided by (used in) operating activities	**(700,046)**	**(263,982)**
Cash Flows from Investing Activities		
Purchase of Computers	-	(3,000)
Advances to affiliates	(48,855)	-
Net cash used in investing activities	**(48,855)**	**(3,000)**
Cash Flows from Financing Activities		
Borrowings from (Repayments to) affiliates	(1,225)	1,225
Issuance of Member Units	1,016,500	320,000
Repurchases of Member Units	(287,500)	-
Net cash used in financing activities	**727,775**	**321,225**
Net change in cash and cash equivalents	**(21,126)**	**54,243**
Cash and cash equivalents at beginning of period	54,243	-
Cash and cash equivalents at end of period	**$ 33,116**	**$ 54,243**

The accompanying footnotes are an integral part of these financial statements.

FTN Network Group, Inc. (f.k.a FTN Network LLC)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

NOTE 1 – NATURE OF OPERATIONS

FTN Network, LLC (which may be referred to as the "Company", "we," "us," or "our") was originally registered in Delaware on February 18, 2020 under the name Fade The Noise, LLC. On May 26, 2021, the Company changed its name to FTN Network, LLC. The Company is a one-stop shop for all things fantasy sports and sports betting. The Company provides in-depth entertainment and analysis from industry-leading experts while developing unique user-friendly tools to help optimize success. The Company's headquarters are in San Diego, CA. The Company began operations in 2020.

On April 21, 2022, the Company's members agreed to a contribution and exchange agreement with FTN Network Group, Inc.

Since inception, the Company has relied on contributions from owners to fund its operations. As of December 31, 2021, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 6), additional capital raises, and funds from revenue producing activities, if and when such can be realized.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

FTN Network Group, Inc. (f.k.a FTN Network LLC)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

Receivables and Credit Policy

Accounts receivables from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2021 and 2020 there was no allowance for doubtful accounts placed against the Company's accounts receivable.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three years for computer hardware.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the years ended December 31, 2021 and 2020.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2021 and 2020.

Income Taxes

The Company has elected to be taxed as a partnership under federal income tax regulations, whereby no income taxes are levied on the Company, rather such taxes are levied on the individual members. Therefore, no provision or liability for federal income taxes has been reflected in the accompanying financial statements.

FTN Network Group, Inc. (f.k.a FTN Network LLC)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

Revenue Recognition

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a service to a customer. The transaction price is easily identified in the contract. For subscription contracts payment are generally received at contract inception. For advertising, affiliate, and content-sales are generally invoiced monthly after performance obligations are completed, payment is received after invoicing is completed.

The Company does not have any significant financing components. Payments received in advance of services performed are recorded as deferred revenue. Deferred revenue is expected to be earned within the next twelve months.

Subscription sales are recognized over the period of time of the contract which may be yearly, seasonal, or monthly. Subscription sales are recorded ratably over the contract period.

Advertising, affiliate sales, and content sales are recognized at a point in time when the performance obligation is met.

The Company incurs various cost of goods sold, including but not limited to content writing and production, technical development, and various affiliate commissions and other payment fees.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, *Leases*, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DUE FROM/TO AFFILIATES

The Company may have funds advanced from or to affiliated entities over the course of normal business. As of December 31, 2021 the Company had a receivable due from FTN Data and FTN Bets for $37,834 and $11,021, respectively. As of December 31, 2020 the Company had a payable to FTN Data for $1,225 which was paid in 2021. Advances to and from affiliates are non-interest bearing.

NOTE 4 – MEMBERS CAPITAL – WARRANTS

FTN Network Group, Inc. (f.k.a FTN Network LLC)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

During 2021, the Company issued 74,737 member unit warrants for legal services provided valued at $25,000. During the conversion to FTN Network Group, Inc. these warrants were cancelled, and additional warrants issued for FTN Network Group, Inc. stock. (See Note 6)

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021.

NOTE 6 – SUBSEQUENT EVENTS

Inc. Conversion

On April 21, 2022, in exchange for 100% membership interest in the Company, the members received shares of FTN Network Group, Inc. The Company operations will continue under FTN Network Group, Inc.

FTN Network Group, Inc. has 11,236,800 shares of common stock authorized with a $0.00001 par value. On April 21, 2022, FTN Network Group, Inc. issued 10,554,000 shares and 121,000 share warrants in the contribution and exchange agreement. The remaining 561,800 shares were allocated to an employee stock option pool.

Simple Agreements for Future Equity (SAFEs)

In April 2022 FTN Network Group, Inc. started a SAFE offering for up to $500,000. The SAFEs have a post-money valuation cap of $14,500,000. As of the date of management review, $200,000 of SAFEs have been issued.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,235,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through SeedInvest (the "Intermediary"). The Intermediary will be entitled to receive a 7.5% commission fee and 5% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through October 17, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C

PDF of SI Website





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FTN Network

Fantasy sports, sports betting, and sports data subscription B2C & B2B company

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$1,000	$14,500,000	SAFE Note
Minimum	Valuation cap	Security Type

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Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: https://www.ftnfantasy.com/

Share:

FTN Network is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

> Achieved $2.9M+ in total revenue since launch in July 2020, with $350,000+ in revenue in August 2022 (unaudited)

> Over 14K unique subscribers across all services

> Websites have received 28M+ page views since launch with 64% YoY user growth (Nov '22 vs Nov '21)

> Active data partnerships with Caesars Sportsbook, Better Collective, Spotlight Sports Group and more

> Graduated from the Techstars Sports Accelerator Powered by Indy Class of 2022 afterwards received investments from SK Ventures & 11 Tribes

Fundraise Highlights

> Total Round Size: US $1,325,000

> Raise Description: Seed

> Minimum Investment: US $1,000 per investor

> Security Type: SAFE Note

> Valuation Cap: US $14,500,000

> Target Minimum Raise Amount: US $75,000

> Offering Type: Side by Side Offering

FTN is a fantasy sports, sports betting and data company helping fantasy sports enthusiasts, sports bettors and data professionals succeed under one umbrella network.

The Problem: There are too many fantasy, sports betting, and sports data resources in different locations.

The Solution: A one-stop shop for fantasy, sports betting and data enthusiasts can solve this.

FTN Network is a multi-site iGaming affiliate, fantasy sports, sports betting subscription platform and sports data provider built to increase user success rates through the use of proprietary data, tools, and content. Think Action Network meets Pro Football Focus.

There are four FTN websites, with three of them acting as B2C "freemium" subscription sites (FTNFantasy.com, FTNDaily.com, FTNBets.com). They launched July 7th, 2020 and have generated over $3M in revenue with over 12,000 unique subscribers, 28,000,000+ page views and 2,000,000+ users. Aside from subscriptions, FTN Fantasy, FTN Daily and FTN Bets generate revenue through partnerships, sponsorships and by driving sports book affiliate signups. Some major partnerships include PrizePicks, Mojo, Caesars Sportsbook, FanDuel Sportsbook and DraftKings Sportsbook.

FTNData.com is an early-stage B2B data company. Currently FTN Data is powering 70+ NFL tools with proprietary data on FTN's three B2C websites. FTN is currently building out the infrastructure to scale to multiple sports and license their data to other websites, sports books and professional sports teams. FTN Data offers over 500 NFL data points, including player participation, by charting every snap of every NFL game with 18 years of historical data. FTN Data currently provides data to Caesars Sportsbook, Better Collective, Spotlight Sports Group, EVAnalytics, The Blitz, Saber Sir, Razzball and others.

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Media Mentions

  

The Team

Founders and Officers



Kevin Adams

CEO

Founder of Elite Fantasy, which he exited in 2020 after $8 million in subscription revenue. 15 year Financial Advisor (IAR) who co-managed 100+ million in assets. Certified retirement planning specialist from the Wharton School of Business.



Stefano Vaccarino

COO & CMO

Co-founder and five year digital marketing expert in sports betting and fantasy sports. Previously, NBA Product & Marketing Manager at The Quant Edge.



Jeff Ratcliffe

PRESIDENT

The #1 most accurate fantasy football ranker in the 2021 season, with a radio show on SiriusXM (M-F) and a role as a TV analyst for CBS Sports Network.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $1,325,000
Minimum investment:	US $1,000
Target Minimum:	US $75,000

Key Terms

Security Type:	SAFE Note
Valuation Cap:	US $14,500,000

Additional Terms

Custody of Shares	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While FTN Network has set an overall target minimum of US $75,000 for the round, FTN Network must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For

	further information please refer to FTN Network's Form C.
Regulation CF cap:	While FTN Network is offering up to US $1,325,000 worth of securities in its Seed, only up to US $1,235,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.
Total Amount Raised:	The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D. Off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target.
Update on SeedInvest:	Circle, SeedInvest's parent company, has made the strategic decision to focus on its core business and, as a result, entered into an agreement to divest SeedInvest to fellow fundraising platform, StartEngine. The finalization of this acquisition is contingent upon FINRA approval, which is expected to be received in up to six months. During that time, SeedInvest intends to continue operating as usual, including facilitating investments into startup companies. The value of the securities you purchase through the SeedInvest platform will not be impacted and the securities will continue to be subject to the custodial arrangement outlined in "Custody of Shares". StartEngine will facilitate custody of investments and management of investor actions after the formal closing of the acquisition. Investors will be proactively notified of any actions that may be required and any updated information. Please find more detail at seedinvest.com/about and please reach out to contactus@seedinvest.com with any questions.

Use of Proceeds

If Minimum Amount Is Raised



- Digital Marketing
- Tech Development
- FTN Data Team

If Maximum Amount Is Raised



- Digital Marketing
- Tech Development
- FTN Data Team

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of FTN Network's prior rounds by year.





| | Pre-Seed (Preferred) | Other Bridge - 1 (Preferred) | Other Bridge - 2 (Preferred) | Other Bridge - 3 (SAFE) | Seed (Preferred) | Current Seed (SAFE) |

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $55,000
Closed Date	May 21, 2020
Security Type	Preferred Equity
Pre-Money valuation	US $500,000

Bridge - 1

Round Size	US $450,000
Closed Date	Jan 15, 2021
Security Type	Preferred Equity
Pre-Money valuation	US $5,000,000

Bridge - 2

Round Size	US $875,000
Closed Date	Sep 27, 2021
Security Type	Preferred Equity
Pre-Money valuation	US $7,000,000

Bridge - 3

Round Size	US $500,000
Closed Date	Aug 12, 2022
Security Type	SAFE Note
Valuation Cap	US $14,000,000

Seed

Round Size	US $1,050,000
Closed Date	Nov 30, 2022
Security Type	Preferred Equity
Pre-Money valuation	US $17,500,000

Market Landscape



US Betting Handle 2019-2022 (Note: 2022 is a baseline projection, derived from 2022 data through April, divided by 4 and then multiplied by 12)

Handle is the amount bet by sports bettors. (Data compiled from: https://www.legalsportsreport.com/sports-betting/revenue)

69.5 million U.S. adults either bet on sports or play fantasy sports and a whopping 59% of the 69.5 million do both. For a time comparison, this crossover number is up 3.4 million (9% YOY) from 2021.

The sports betting boom in the United States is still in its infancy with only 20 active legal mobile sports betting states plus Washington D.C.

How much has been bet in the United States?

There has been $129,000,000,000+ in handle wagered in the US as of June 1st 2022; and that is with New York only launching in January of 2022. The sports betting market size is projected to grow at a compound annual growth rate (CAGR) of 10.2% from 2022 to 2030.

The Action Network, Pro Football Focus, FantasyPros, BetSperts, Sport Radar and Sportsdata.io are some competitors of FTN; but each site is specific to one thing. FTN is the one-stop-shop network that not only covers every field across the fantasy sports and sports betting landscape but also owns and sells it's own data while doing so, at an affordable price point.

We believe FTN is poised to emerge as a leader in this space because we are able to own and license our own data which allows us to create proprietary tools and information that can be sold on the B2C and B2B sides.

Risks and Disclosures

The Prior Rounds section summarizes the funding history of the predecessor entity, FTN Network LLC. At its incorporation, the Company, FTN Network Group, Inc. transitioned the entity to a corporation through a contribution and exchange agreement with FTN Network LLC. Given the operation of the Company prior to the agreement was done through FTN Network LLC, certain details presented in these materials, specifically the Prior Rounds section above, refers to FTN Network LLC. Please see the Capitalization Table and Certificate of Incorporation in the Data Room for details on FTN Network Group, Inc..

The Company participates in related party transactions with affiliate arms. The Company may have funds advanced from or to affiliated entities over the course of normal business. As of December 31, 2021 the Company had a receivable due from FTN Data and FTN Bets for $37,834 and $11,021, respectively. As of December 31, 2020 the Company had a payable to FTN Data for $1,225 which was paid in 2021. Advances to and from affiliates are non-interest bearing.

You are investing in a SAFE, not a convertible note. A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFE's in particular, again, there is no interest and no maturity, and repayment is not required.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The sports betting and fantasy sports market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company has outstanding liabilities in the form of SAFEs. The Company has issued $375,000 SAFEs in 2022 for total principal approximately $375,000. The issued SAFEs have a valuation cap of $14,500,000.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Kevin Adams, Stefano Vaccarino and Jeff Ratcliffe. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Governmental regulation and associated legal uncertainties may adversely affect the Company's business. Many of the services that the Company offers are regulated by federal and state governments, and its ability to provide these services is and will continue to be affected by government regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require the Company to incur significant compliance costs, cause the development of the affected markets to become impractical and otherwise have a material adverse effect on the business, results of operations and financial condition. In addition, its business strategy involves expansion into regions around the world, many of which have different legislation, regulatory environments, tax laws and levels of political stability. Compliance with foreign legal, regulatory or tax requirements will place demands on the Company's time and resources, and it may nonetheless experience unforeseen and potentially adverse legal, regulatory or tax consequences.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company does not have formal advisor agreements in place with listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous dutys and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

The total amount raised may include investments made outside of the SeedInvest platform via Regulation D, [none of/some of] which are counting towards escrow. Approximately $[375,000] has been raised prior to the launch of the SeedInvest campaign. The earliest investment counted towards the escrow target was made on [___]. There is no guarantee that the Company has this cash available for operations as of the date of launch. See balance sheet for current cash balance.

The Company's SAFE is being offered without a discount. A discount sets a percentage reduction at which the SAFE may convert relative to the next qualified financing. If conversion based on the Valuation Cap of your SAFE does not offer a more favorable conversion price, your SAFE will convert at the same price as shares being sold to new investors in the next qualified financing, and you will not receive a beneficial conversion price for having invested earlier in the Company.

The Total Amount Raised, as reflected on the SeedInvest platform, may be partially comprised of investments from the Company's management or affiliates. Such investments are not being counted towards the escrow minimum. If the sum of the investment commitments does not equal or exceed the escrow minimum at the offering end date, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned. As a result, the Total Amount Raised may not be reflective of the Company's ability to conduct a closing.

The Company has not filed a Form D for its Pre Seed offering from 2020. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has not filed a Form D for its Bridge offerings from 2021. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has not filed a Form D for its Bridge offerings from 2022. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing

long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
> ☐ Financials (3 files)	Dec 7, 2022	Folder
> ☐ Fundraising Round (1 file)	Dec 7, 2022	Folder
> ☐ Investor Agreements (1 file)	Dec 7, 2022	Folder
> ☐ Miscellaneous (4 files)	Dec 7, 2022	Folder

EXHIBIT D
Investor Deck





This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

FTN

fantasy | daily | bets | data



A one-stop network for sports betting, fantasy sports, & sports data.

 Think Action Network + Pro Football Focus + Sports Data iO

Too many Sports Betting, Fantasy Sports, & Sports Data sites...



The Solution

A one-stop-network for sports betting, fantasy sports, & sports data.

Competitive Landscape



The repeal of PASPA led to a Mergers & Acquisitions boom & the start of the legal betting *"Gold Rush"* in the US

ACTION ✓	PFF	S Swish Analytics	The Athletic	sportradar	RotoGrinders	DRAFT KINGS / VSiN	B	ROTO QL
$240m by Better Collective	**$50m** Funding at 9-Figure Valuation	**$30m** in total funding	**$550m** by the NY TImes	**$513m** in an IPO at a valuation of just under **$8 billion**.	**$55m** by Better Collective	**$100m** by DraftKings	**$6m** in Series A Funding	**$32m** by Entercom

The Professional and Amatuer Sports Protection Act (PASPA) was a 1992 federal law that restricts all but a handful of states from legalizing sports gambling

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

We do it **ALL.**

	FTN	ACTION	PFF	sportsdata.io	A	VSiN	b	RotoGrinders
WRITTEN CONTENT	✔	✔	✔	✔	✔	✔	✖	✔
MEDIA	✔	✔	✔	✖	✔	✔	✖	✔
DATA (B2B)	✔	✖	✔	✔	✖	✖	✖	✖
TOOLS	✔	✔	✔	✔	✖	✖	✖	✔
BETTING MODELS	✔	✖	✔	✖	✖	✖	✖	✔
BET TRACKING	✔	✔	✖	✖	✖	✖	✔	✖
FANTASY	✔	✔	✔	✔	✔	✖	✖	✔
DAILY FANTASY	✔	✖	✔	✖	✖	✖	✖	✔
SPORTS BETTING	✔	✔	✖	✖	✔	✔	✖	✔
COMMUNITY	✔	✔	✔	✖	✖	✔	✔	✔
SUBSCRIPTION	✔	✔	✔	✔	✔	✔	✖	✔
PREMIUM STATS	✔	✖	✔	✔	✖	✖	✖	✖
IN GAME BETTING ODDS	✔	✔	✖	✖	✖	✔	✔	✔

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

Fantasy Football players & Sports Bettors are the same customer

- 69.5 million people either bet or play fantasy sports (2021)

- 59% of the 69.5 million do **BOTH (+9%YoY)**

- Projected handle in legal states**: $89B** (2022)

- Bloomberg projects $3B in handle once CA is on-line



Four Primary divisions drive the  business model



Subscriptions



Partnerships



iGaming Affiliates



B2B Data Subscriptions



Partners & Affiliates

Data & tools

Subscriptions

Content

SEO & Digital Marketing

We Own Our Data

- Acquired ArmChair Analysis in July, 2021
- **23 years of historical NFL data**
- 750+ Collected NFL Data Points
- **Player Participation Data**
- Easily connect via API
- **Multi-sport expansion '22/23**
- Sports Analytics Market: **$9.6B** by 2026



This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

FTN data

Trusted by





All companies listed on this slide are B2B clients of FTN Data

Road Map - Stage I


Acquired Armchair Analysis (2021)
Charted & delivered 2021 NFL season to customers
Hired another back-end developer (2Q22)
Rebuilt, modernized backend & API delivery (2Q22)
Expanded development of white label B2B tools
Build injury, sports betting & DFS data feeds
Multi-sport expansion starting with NBA, PGA & NCAAF
Raise capital to increase FTN Data resources
Implement real-time data feeds
Obtain licenses & partnerships with pro leagues

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

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$2.2m
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$2.9m
B2B & B2C Subscription Revenue
Partnership & Affiliate Revenue
Total Revenue

These statements have not been audited and reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. They are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

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$6.7m
$13.3m
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These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results,

Kevin Adams

Founder & CEO



- **9+ years** in Sports Betting/Fantasy Sports
- Founder: Elite Fantasy, exit in 2020.
- **15+ years** as Investment Advisor Representative, Co-managed **$100+m in assets**.
- Earned Retirement Planning Specialist designation from Wharton School of Business

Jeff Ratcliffe

President



- **9+ years** at PFF, Director of Fantasy
- Most Accurate Fantasy football ranker, 2021
- **National Radio Show** on SiriusXM (M-F)
- **TV analyst** for CBS Sports Network.

Stefano Vaccarino

CMO



- **5+ years** as sports betting/fantasy sports digital marketing expert
- NBA Product & Marketing Manager at The Quant Edge.
- NBA data & analytics expert

Frank Brank

Managing Director - FTN Data



- Data analyst, statistician
- **9+ years** building sports models and projections systems
- **5+ years** in professional Sports Betting

FTN's Advisory Team



Jordan Fliegel
Managing Director, Techstars Sports



Eric Norlan
SK Ventures



Mark Phillips
11 Tribes Ventures



Kevin Vela
Vela-Wood

Use of Funds



Digital Marketing
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Tech Development
15%

Expand the FTN Data team
15%

